Howard & Majewski LLP

June 8, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. James E. O’Connor

RE: THE GLOBAL EQUITY FUND, INC. File No. 811-06017

Dear Mr. O’Connor:

This letter is written in response to the comments that you provided on June 1, 2012 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on May 23, 2012. The comments of the SEC Staff and the Registrant’s responses are listed below:

1.	Comment: Please add disclosure to the beginning of the proxy statement regarding the name change of the Fund.

Response: The Registrant will revise the second paragraph under “Introduction” by adding the following sentence to the end of the paragraph:

Whether or not any of the Proposals are approved by Fund shareholders, the name of the Fund will change from Artio Global Equity Fund Inc. to Artio Select Opportunities Fund Inc., subject to Board approval, effective the day after the Fund Shareholder Meeting.

2.	Comment: Please disclose whether the Fund has a formal diversity policy.

Response: The Registrant does not have a formal policy with regard to diversity. The Registrant will revise the third paragraph under “Standing Committees” to add the following sentence as the third sentence in that paragraph:

While the Fund does not have a formal policy regarding diversity of Directors, the Nominating and Governance Committee and the Board take diversity into consideration in the nomination process, among other factors.

3.	Comment: Please indicate whether any of the Nominees for Director were involved in legal proceedings as described under Item 401(f) of Regulation S-K.

Response: The Registrant confirms that none of the Nominees for Director were involved in legal proceedings as described under Item 401(f) of Regulation S-K.

Please contact the undersigned at 646-737-4951 in connection with any questions or comments regarding the filing.

Sincerely,

/s/ Thomas M. Majewski

Thomas M. Majewski